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For Immediate Release                         Contact:   Richard K. Hackett
                                                         Vice President, Finance
                                                         (914) 592-4660


EM Industries, Incorporated Announces German Antitrust Approval In Connection Its Subsidiary's Tender Offer for Shares of CN Biosciences, Inc.

Hawthorne, N.Y., December 2, 1998 -- EM Industries, Incorporated announced today that in connection with the currently pending tender offer by its wholly owned subsidiary, EM Acquisition Corp., for all outstanding shares of CN Biosciences, Inc. at $25.00 per share, net to the seller in cash without interest, the German Federal Cartel Office has notified Merck KGaA, Darmstadt Germany, the indirect parent of EM Industries, that the prohibitions under German antitrust laws will not be applicable to the acquisition of CN Biosciences, Inc., pursuant to the tender offer and related merger.

The tender offer will expire at 12:00 midnight New York City time, on December 23, 1998, unless the offer is extended.

The tender offer remains subject to a number of conditions, including, without limitation, the expiration or termination of any applicable waiting period under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended.

EM Acquisition Corp. is a wholly owned subsidiary of EM Industries Incorporated, a member of the Merck KGaA, Darmstadt, Germany group of companies focused on the global Pharmaceutical, Specialty Chemicals and Laboratory markets.

CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories.